Drinker Biddle & Reath LLP
One Logan Square, Suite 2000
Philadelphia, PA 19103-6996
www.drinkerbiddle.com

July 11, 2011

Via Edgar Transmission

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Mary A. Cole

Re:	Center Coast Core MLP Fund I, LLC
File No.: 811-22565

Center Coast Core MLP Fund II, LLC
File No.: 811-22566

Dear Ms. Cole:

The following responds to your letter dated June 27, 2011 in connection with your review of the Center Coast Core MLP Fund I, LLC, the master fund in a master-feeder structure, and Center Coast Core MLP Fund II, LLC, the feeder fund, (each a “Fund” and together, the “Funds”), registration statements on Form N-2 under the  Investment Company Act of 1940 (“1940 Act”) to register the Funds.  The changes to Registrants’ disclosure will be reflected in an amendment to the Funds’ Registration Statements.

1.	Fees and Expenses
a.
Comment:  The disclosure states that the expense limitation agreement has an initial one-year term.  Please disclose, if applicable, that the agreement only may be terminated by the Fund’s board of directors. Provide similar disclosure in footnote 5 of the fee table.

b.
Response:  Neither the Funds nor the investment adviser may terminate the expense limitation agreements during their initial one-year terms.  Relevant changes have been made under “Summary—Fees and Expenses” and in footnote 5 of the fee table for each Fund and under “Fund and Master Fund Expenses” for the Center Coast Core MLP Fund II, LLC and “Fund Expenses” for the Center Coast Core MLP Fund I, LLC.

2.	Fee Table
a.	Comment: Please revise the parenthetical after “Annual Expenses” to read “(as a percentage of net assets attributable to common shares).”

b.	Response: The parenthetical has been revised to read “(as a percentage of net assets attributable to Units).”

3.	Example
a.	Comment: Please recalculate the first year expenses in the table. It appears to be calculated based on a $10,000 investment instead of a $1,000 investment.

b.	Response: The expenses have been recalculated and now appear as follows:

Center Coast Core MLP Fund I, LLC

You Would Pay the Following Expenses Based on the Imposition of the 5.75% Placement Fee and a $1,000 Investment in the Fund, Assuming a 5% Annual Return:	1 Year	3 Years	5 Years	10 Years
	$73	$108	$146	$253

Center Coast Core MLP Fund II, LLC

You Would Pay the Following Expenses Based on the Imposition of the 5.75% Placement Fee and a $1,000 Investment in the Fund, Assuming a 5% Annual Return:	1 Year	3 Years	5 Years	10 Years
	$75	$116	$153	$255

4.	Summary of Fund Expenses
a.	Comment: Footnote 4—Please confirm to the staff that the estimate of asset size in the Fund’s first year results in a good faith estimate of first year expenses.

b.
Response:  Footnote 4 will be modified as necessary to reflect that estimates are based on $100 million in Center Coast Core MLP Fund I, LLC and $50 million in Center Coast Core MLP Fund II, LLC.  The estimate of asset size in the Funds’ first year results in good faith estimates of first year expenses.

5.	Summary of Fund Expenses
a.	Comment: Footnote 5 states that the expense limitation agreement has an initial one-year term. Please disclose from what date the term of the agreement begins.

b.	Response: Footnote 5 has been revised to state that the term of each expense limitation agreement begins as of the commencement of operations of the applicable Fund.

6.	Closed-End Fund; Liquidity Limited to Periodic Repurchases of Units
a.
Comment:  Please boldface the statement at the end of the second paragraph that states that “There can be no assurance that the Fund will conduct repurchase offers in any particular period and Members may be unable to tender Units for repurchase for an indefinite period of time.”  Also provide this boldface statement in the Summary.

b.	Response: Requested changes have been made.

7.	SAI—Leadership Structure and Oversight Responsibilities (Center Coast Core MLP Fund II, LLC only)
a.
Comment:  This section states that “the Fund has engaged the Fund’s servicing agent, Center Coast Capital Advisors, LP, to manage the Fund on a day-to-day basis…” Please inform the staff whether this entity is providing advisory services to the Fund.

b.	Response: Center Coast Capital Advisors, LP is not providing advisory services to the Center Coast Core MLP Fund II, LLC. Relevant changes have been made to the disclosure contained in this section.

  *  *  *

We thank you for your assistance.  If you should have any questions regarding the Funds’ responses to your comments, please do not hesitate to contact the undersigned at (215) 988-3307.

Sincerely,

/s/ Jillian L. Bosmann
Jillian L. Bosmann